Mail Stop 4561

February 29, 2008

Mr. Timothy L. Main
President and Chief Executive Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

>       **Re:     Jabil Circuit, Inc.**
>               **Form 10-K for the Fiscal Year Ended August 31, 2007**
>               **Filed October 25, 2007**
>               **File no. 001-14063**

Dear Mr. Main:

        We have reviewed the above referenced filing and have the following comments.
If indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure.  After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2007

Item 1.  Business

Customers and Marketing, page 8

1.      We note your disclosure that Cisco Systems and Nokia Corporation represented
        15% and 13%, respectively, of your net revenue for fiscal year 2007.  We also
        note your risk factor disclosure on page 14 that a reduction in sales to any one of
        your customers could cause a significant decline in your revenue.  Because you
        appear to be substantially dependent on your relationships with Cisco Systems

and Nokia Corporation, please advise if you considered including in your Form 10-K a description of your contractual arrangements with these customers and filing your agreements with them as exhibits.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

Components Procurement, page 10

2.      Your disclosure indicates that many of the products you manufacture require components that are available from only a single source.  In your response letter, please provide your analysis as to whether you are substantially dependent upon your agreements with any of your suppliers and, if you are, confirm that you have filed your agreements with such suppliers as exhibits.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

Proprietary Rights, page 11

3.      Your disclosure indicates that you utilize third party technology and intellectual property rights in providing certain services to your customers, but that you are not substantially dependent upon any of your third party licenses.  Consider expanding your disclosure to provide more detail on the types of technology and intellectual property that you license and the companies from which you license them to support your assertion that you are not substantially dependent upon any particular license or licensor.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 40

4.      Please advise us whether you have considered expanding your disclosure to discuss the events, trends, risks, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operation.  Your introductory disclosure in this section could be revised to discuss key challenges and risks on which you are focused in both the short and long term as well as the steps you are taking to address them.  For example, you could discuss challenges, if any, posed by weakness in the domestic and international markets or the potential for loss or decreased orders from your major customers, Cisco Systems and Nokia Corporation.  Refer to Release No. 33-8350 (December 29, 2003).

Results of Operations, page 46

5.      In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor.  For

example, you disclose that changes in 2007 revenue are due to the addition of new customers and organic growth and increases in sales from recent acquisitions, but you give no indication as to the relative impact of each factor. We also note several factors that contributed to the significant increase in selling, general and administrative expenses but you do not quantify the impact of each factor listed. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 64

6.      Item 305 of Regulation S-K requires that you provide quantitative information about market risk for all of your market risk sensitive instruments. However, you appear to provide the required quantitative disclosure for only the forward starting interest rate swap transactions that you entered into in July 2007. Please advise why you have not provided quantitative disclosure for other market risk sensitive instruments disclosed in this section.

Item 8. Financial Statements

Note 2. Accounts Receivable Securitization

a. Asset-Backed Securitization Program, page 88

7.      Please explain your basis for recording losses on the sale of receivables as a non-operating expense. As part of your response, please refer to the authoritative guidance you relied upon when determining the classification of these losses.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director at (202) 551-3730.  If you need further assistance, you may contact me at (202) 551-3451.


Sincerely,


Mark Kronforst
Accounting Branch Chief